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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67048



14049977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/01/2013   AND ENDING   12/31/13
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UltraLat Capital Markets, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

801 Brickell Avenue, Suite 1020
(No. and Street)

Miami   FL   33131
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer   (516) 784-8922
                                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive   Miami   Florida   33133
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 9 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Francisco Velasco</u>_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>UltraLat Capital Markets, Inc.</u>_____, as of <u>December 31, 2013</u>____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions_____

_____

_____

(Signature)

CEO

(Title)

(Notary Public) MARCELO LEUS
2/18/2014

MARCELO LEUS
Notary Public - State of Florida
My Comm. Expires Jul 31, 2014
Commission # DD 995267

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Ultralat Capital Markets, Inc.

Statement of Financial Condition

December 31, 2013



KAUFMAN
ROSSIN&
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	Page

INDEPENDENT AUDITORS' REPORT

Ultralat Capital Markets, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Ultralat Capital Markets, Inc. as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ultralat Capital Markets, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Miami, Florida
February 12, 2014

**KAUFMAN
ROSSIN &
CO.** PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS



ULTRALAT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 3)	$	2,888,653
RECEIVABLE FROM BROKER (NOTE 3)		3,502
DEPOSIT AT BROKER (NOTE 3)		150,000
PROPERTY AND EQUIPMENT, NET (NOTE 4)		345,003
OTHER ASSETS (NOTE 5)		227,762
	$	3,614,920

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities (Note 6)	$	496,172
Deferred income taxes (Note 6)		98,000
Total liabilities		594,172
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 8)		
STOCKHOLDERS' EQUITY		3,020,748
	$	3,614,920

See accompanying notes.

3

| NOTE 1. | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES |

Description of Business and Organization

UltraLat Capital Markets, Inc. (the Company), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers primarily within Latin America. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers primarily within Latin America, and charge a commission.

The Company is a majority owned subsidiary of Ultraholdings Group, Inc., (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

The Company records all security transactions on the trade-date basis.

Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Building	39 years
Furniture and fixtures	7 years
Leasehold improvements	6 years
Office equipment	5 years

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.   Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

5

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $2,447,905 which exceeded requirements by $2,347,905. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.20 to 1 at December 31, 2013.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. The underlying agreement expires in April 2014 and provides for early termination fees ranging from $150,000 to $350,000. At December 31, 2013, the deposit at broker, the receivable from broker and $2,751,584 of cash and cash equivalents are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Other Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 consisted of the following:

Furniture and fixtures	$	213,912
Office equipment		309,155
Leasehold improvements		209,623
Artwork		19,070
		751,760
Less: accumulated depreciation and amortization		406,757
	$	345,003

NOTE 5.   COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2017. The office facility lease is guaranteed by a related party (Note 7). The Company has a security deposit held by the landlord in the amount of $120,000. This amount is included in other assets in the accompanying statement of financial condition. In addition, the Company is obligated under a non-cancelable operating lease with its Parent for its foreign office facility in Bogota, Colombia, expiring in 2018 (Note 7).

NOTE 5.   COMMITMENTS (Continued)

The Company is also obligated under a non-cancellable equipment lease expiring in 2015. The approximate minimum annual lease commitments for years subsequent to December 31, 2013 are as follows:

2014	$	264,000
2015		268,000
2016		277,000
2017		245,000
2018		16,000
	$	1,070,000

NOTE 6.   INCOME TAXES

At December 31, 2013, the net deferred tax liability amounted to $98,000 which resulted from temporary differences between financial accounting and income tax accounting related to depreciation and amortization.

At December 31, 2013, $96,838 of income taxes were payable and are included in accounts payable and accrued liabilities in the accompanying Statement of Financial Condition.

NOTE 7.   RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has a referral fee agreement with a foreign entity, which is the sole stockholder of the Parent (the Affiliate). The Affiliate introduces foreign customers to the Company in exchange for 75% of the gross revenue generated by the Company in the trading accounts of the foreign customers.

Office Lease

The Company's corporate office lease has been guaranteed by the Affiliate. The Affiliate has also provided a letter of credit to the Company's landlord in lieu of a security deposit in the amount of $10,000.

Sale of Real Estate

In February 2013, the Company sold its office facility in Colombia to the Affiliate for cash consideration amounting to $625,000, which was its approximate carrying value. Subsequent to the sale of the real estate, the Company entered into a non-cancelable lease of the facilities with the Affiliate (Note 5).

NOTE 8.   CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. At December 31, 2013, the Company had ongoing examinations by FINRA and the SEC. Both agencies have provided the Company with examination findings and the Company has responded to these findings. FINRA referred certain findings to its enforcement department relating to compliance with FINRA Rules 1031, 1060 and 1100 related to the registration of employees of foreign finders with whom the Company has relationships and also for failure to timely report Trade Reporting and Compliance Engine (TRACE) transactions. FINRA's enforcement department advised the Company that it intended to bring disciplinary proceedings against the Company for both actions. The Company disputes the proposed charges and does not believe disciplinary actions are warranted, however, the ultimate outcome, as well as the extent of the Company's liability, if any, cannot be reasonably estimated.